UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 16, 2024

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release dated August 16, 2024, announcing the results of the matters proposed at the Yandex N.V. (the “Company”) Annual General Meeting of Shareholders, including the approval of the change of the Company’s name to Nebius Group N.V.

INDEX TO EXHIBITS

99.1	Press release dated August 16, 2024, announcing the results of the matters proposed at the Company’s Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: August 16, 2024	By:	/s/ John Boynton
John Boynton
Chairman of the Board